FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated August 24, 2016 – Additional Blocklisting Application

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 7, 2016

ARM HOLDINGS PLC

By: /s/ Chris Kennedy
Name: Chris Kennedy
Title: Chief Financial Officer

Item 1

Additional Blocklisting Application

RNS Number : 9350H

ARM Holdings PLC

24 August 2016

ARM Holdings PLC

Application has been made to the Financial Conduct Authority and the London Stock Exchange Plc for a total of 13,200,000 ordinary shares of 0.05p each ("shares") to be admitted to the Official List. Admission of the shares is expected to be on 30 August 2016.

These shares are being reserved under a block listing and will be issued in order to satisfy existing and future awards of shares pursuant to the following schemes:

Scheme(s)	No. of shares
ARM Holdings Employee Equity plan	8,000,000
ARM Holdings Employee Stock Purchase Plan	350,000
ARM Holdings plc Savings Related Share Option Scheme	350,000
ARM Holdings Long Term Incentive Plan	4,500,000

When issued, these shares will rank pari passu with the existing ordinary shares.

-end-

This information is provided by RNS

The company news service from the London Stock Exchange

END